January 17, 2020

VIA EDGAR TRANSMISSION

Division of Corporate Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	UMB Financial Corporation

Form 10-K

Filed March 1, 2019

File No. 001-38481

Dear Ladies and Gentlemen:

Set forth below are the responses of UMB Financial Corporation (“UMB”), to comments received from the staff of the Division of Corporation Finance, Office of Finance of the Securities and Exchange Commission (the “SEC”) by letter dated December 19, 2019, with respect to the review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-38481) filed with the SEC on March 1, 2019 (the “Form 10-K”).

For your convenience in reviewing UMB’s response, your comment is included in bold typeface immediately followed by UMB’s response.

SEC Comment:

We note your disclosure that during the fourth quarter of 2018 you identified a material weakness related to the identification of impaired loans within the factoring portfolio. Please tell us all the facts and circumstances related to the material weakness and its impact on financial reporting during the periods presented in your financial statements.

UMB Response:

Background

When UMB acquired Marquette Financial Companies in May 2015 (including Marquette Transportation Finance (“Marquette”)), it inherited a factoring business with low losses (both before and after the acquisition), along with an experienced leadership team. Following the acquisition, factoring loans continued to be managed by Marquette, a wholly owned subsidiary of UMB. At September 30, 2018, the Marquette factoring loan balances totaled $287 million, or 2.4% of UMB’s total loan portfolio, and this business continues to be an immaterial part of UMB’s business from a financial perspective.

In 2016, Marquette entered into a specific factoring arrangement (the “FA”) with a meat processor, which slaughtered, processed and distributed products primarily within the Texas market (the “Borrower”), which was Marquette’s only FA in the meat processing business. During the last six months of 2018, the FA was regarded as a performing loan and was believed to be appropriately collateralized.

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, MO 64106

During the fourth quarter of 2018, UMB supervisory personnel learned that: (i) the Department of Agriculture (“USDA”), which had substantial claims against the Borrower under the Packers and Stockyards Act (“PASA”) for the Borrower’s alleged failure to pay livestock sellers, obtained an injunction that included a requirement for the Borrower to pay $20 million in the third quarter, (ii) the Borrower did not pay such amount during the third quarter, and (iii) the failure to pay such amount resulted in the Borrower being placed in receivership in the fourth quarter. Ultimately, the Borrower sold its business assets through bankruptcy in February of 2019 and the proceeds of the sale were insufficient to repay the FA obligations.

After conducting a full review of the Borrower, the USDA claim, the Borrower’s collateral position during the third and fourth quarters of 2018 (based on information available at the relevant time), and UMB’s internal controls during these same periods, UMB made the following determinations and took the following actions with respect to its internal controls and financial reporting.

1.	Internal Control Determinations:

a.

UMB’s policies and/or procedures require factoring loan personnel to report to supervisory personnel any credit weaknesses, collateral deficiencies or deteriorating performance that would result in a loan rating downgrade, which did not occur in a timely manner in this case;

b.

UMB’s policies and/or procedures require factoring loan personnel to identify as indicators of impairment any loans which are over-advanced (greater than 10%) and advances which have been made against collateral other than accounts receivable and report those facts to supervisory personnel, which did not occur in a timely manner in this case;

c.

Factoring loan personnel inappropriately included a junior lien held by Marquette with respect to property, plant and equipment of the Borrower when determining advances permitted under the FA and did not report such collateral to supervisory personnel, as required under UMB’s policies and/or procedures;

d.

Factoring loan personnel did not appropriately take into account the risk of the likely impact that the USDA claim would have on the Borrower or its ability to repay the FA obligations (in certain cases, the USDA claims could take priority over Marquette’s claims), and failed to report such risk to supervisory personnel;

e.

While factoring personnel held regular weekly meetings with the chief credit officer of factoring to, among other things, identify troubled assets, critical facts that should have been disclosed regarding the FA were not disclosed to supervisory personnel;

f.	There was a material weakness in internal control with respect to evaluating factoring credits for potential impairment on a timely basis;

g.	Factoring credit personnel and their supervisors required more training relating to UMB’s existing policies and procedures and the chief credit officer of factoring should be terminated;

h.	Supervision of the factoring business should be expanded; and

i.

There were no other impaired factoring relationships (based on an extensive review of all factoring relationships and analysis of potential collateral deficiencies, including extended site visits by UMB supervisory credit and loan review personnel).

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, MO 64106

2.	Internal Control Actions:

a.	UMB implemented quarterly targeted reviews of the factoring portfolio by loan review personnel;

b.	UMB increased credit administration’s (i) oversight of the factoring portfolio and (ii) supervision of personnel responsible for servicing the factoring portfolio;

c.

An assessment of the personnel responsible for servicing factoring relationships was conducted and changes necessary to ensure such personnel are experienced, qualified credit managers who consistently apply UMB policies and practices designed to monitor and evaluate the factoring portfolio were implemented;

d.	The material weakness and related remedial measures were disclosed in UMB’s Form 10-K; and

e.	UMB hired a new credit leader with extensive factoring experience to manage and monitor the factoring portfolio.

3.	Financial Reporting Determinations:

a.

During the third quarter of 2018: an independent third-party appraisal showed that the going concern value of property, plant and equipment of the Borrower was in excess of Borrower’s liabilities (the “Appraisal”), the Borrower provided Marquette with documentation of a $7 million letter of credit in support of Borrower’s obligations (the “LOC”) and there was a reasonable basis to believe that not all claims made to the USDA were valid or would be required to be repaid;

b.

Had the evaluation of the FA for potential impairment occurred on a timely basis, taking into account information available at the time, there was an impairment of approximately $4 million with respect to the FA as of the third quarter of 2018;

c.	The $4 million impairment and its impact on the allowance for loan losses and overall financial statements was immaterial with respect to the third quarter of 2018;

d.

During the fourth quarter of 2018 and the first quarter of 2019: the initial bids for the Borrower’s assets in connection with the Borrower’s receivership were substantially lower than the value of assets presented in the Appraisal, the LOC that the Borrower claimed was available to support its obligations was determined to be invalid, and the claims to the USDA remain in dispute;

e.	Based on such bidding and other valuation information, UMB should charge off the entire $48 million owed under the FA as of the end of the fourth quarter of 2018.

4.	Financial Reporting Actions:

a.	UMB did not disclose an impairment of the FA with respect to the third quarter of 2018, because information available at the time indicated that the impairment was immaterial; and

b.

UMB recognized a $48 million charge-off with respect to the fourth quarter of 2018 and promptly disclosed such charge-off in its earnings press release filed with the SEC on January 29, 2019 and again in its Form 10-K.

UMB believes that its financial reporting appropriately reflected the financial impact of the FA during the third and fourth quarters of 2018 and that it appropriately reported and remediated its material weakness in internal control.

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, MO 64106

Please contact me or John Pauls, Executive Vice President and General Counsel, who can be reached at (816) 860-7889, if you should have any questions regarding the responses contained herein.

Sincerely,

UMB Financial Corporation

/s/ Brian Walker
Name:	Brian Walker
Its:	Chief Accounting Officer
At:	1010 Grand Boulevard
Kansas City, Missouri 64106

cc:	Mike Volley, Staff Accountant
Amit Pande, Accounting Branch Chief

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, MO 64106